Exhibit 4.10

CONSULTING AGREEMENT

THIS AGREEMENT is made effective as of the 1st day of June, 2011

BETWEEN:

Western Wind Energy Corp., a company incorporated pursuant to the laws of the Province of British Columbia having an office at Suite 1326 - 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

(the "Company")

AND:

TCC Consulting Ltd., a company incorporated pursuant to the laws of the Province of British Columbia having an office at 3770 West 50th Avenue, Vancouver, British Columbia V6N 3V5

(the "Consultant")

WHEREAS:

A.         The Company is in the business of developing, acquiring, financing and operating wind and solar powered electrical generation facilities, including obtaining and combining suitable sites, capital and technology to utilize in the production of electricity from wind and solar energy generating facilities (the "Company's Business");

B.         The Consultant has been appointed Senior Vice President of Project Finance for the Company; and

C.         The Company wishes to retain the Consultant to provide certain consulting services to the Company under the ongoing directions of the Company and the CEO.

THIS AGREEMENT witnesses that in consideration of the Company retaining the Consultant and in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

1.

The Company hereby retains the Consultant to perform the services set forth in paragraph 2 of this Agreement and the Consultant agrees to provide such services, subject to the direction and supervision of the CEO of the Company, for a term of two (2) years from the date of this Agreement, unless terminated earlier pursuant to the terms of this Agreement.

2.

Services - the Consultant hereby agrees to provide Project Finance and administration services of Chris Thompson (the "Services") to the Company with respect to the Company's Business, including, without limitation, the following:

Mandate

a)	financial Modeling;
b)	project Due Diligence; and
c)	project Tax Planning & Structure.

Financial Modeling

d)	preparation of project financial modeling;
e)	communication with CEO regarding project viability and ROI and recommendations; and
f)	source and evaluate term sheets in coordination with CEO.

Project Due Diligence

g)	coordination of project due diligence with third party lenders;
h)	preparation and/or review of project specific agreements in coordination with the development and accounting and finance team;
i)	build, develop, and grow any business relationships vital to the success of the project;
j)	define project success criteria and disseminate them to involved parties throughout project due diligence;
k)	proactively manage changes in project scope, identify potential crises, and devise contingency plans;
l)	develop and deliver progress reports, proposals, required documentation, and presentations; and
m)	track project milestones and deliverables.

Project Tax Planning & Structure

n)	preparation and recommendation of appropriate project tax structures and tax planning; and
o)	management and recommendation of project specific tax planning incentives.

3.

Annual Fee - the Company hereby agrees to pay to the Consultant, as remuneration for the provision of the Services, an annual fee of C$180,000 plus GST, which fee shall be subject to review by the Board of Directors of the Company after twelve (12) months. Fees payable to the Consultant pursuant to this section shall be paid in twelve (12) equal consecutive monthly installments, the first payment to be made on June 15, 2011.

4.

Reimbursement of Expenses - The Company also agrees to reimburse the Consultant for any previously authorized and all agreed to expenses incurred in connection with the Services, provided that the Consultant forwards to the Company an itemized written account and receipts acceptable to the Company within ten (10) business days after the month in which they have been incurred. The expenses shall include:

(a)	without limitation - travel and professional fees; and
(b)	with a $1,000 per month limit - parking, use of personal computer and other equipment, meals and entertainment and other business related costs.

5.

Bonuses - You may be eligible for a performance bonus subject to the accretive net present values of project financial completions, the Board of Directors approving such bonuses at its sole discretion, and TSX approvals.

6.	The Consultant shall conform to all lawful instructions and directions given by the Board of Directors of the Company and specifically from the Chief Executive Officer.

7.

The Consultant shall, when requested to provide the Services, devote such time, attention and ability to the business and affairs of the Company as required, properly providing the Services hereunder and shall willingly and conscientiously serve the Company during the continuation of the engagement hereunder. The Consultant hereby acknowledges a time commitment of a minimum of 40 hours per week for 48 weeks per year less statutory holidays. The Consultant shall use reasonable best efforts to promote the interests of the Company in providing the Services hereunder.

8.

The Consultant, upon request of the Company, shall submit to the Board of Directors of the Company written reports on the status of current activities and progress on any materials that he has prepared or reviewed on behalf of the Company. In addition to written reports, the Consultant may be verbally requested to inform management of his activities and progress and of any new developments and he shall endeavor to regularly consult with the President of the Company as often as it appears necessary and prudent to do so.

9.

Professional Liability Insurance Disclosure - The Company understands that the Consultant will not carry professional liability insurance and that the Company's business insurance will cover the Consultant in his role as Senior Vice President Project Finance.

10.

The Consultant acknowledges and agrees to be an independent contractor, not an employee of the Company, and that nothing in this Agreement is to be construed as creating an employment (master-servant), partnership or joint venture relationship either generally or for any specific purpose. The parties hereto are acting independently of each other in the performance of their respective duties and responsibilities under this Agreement and, without in any way limiting the foregoing, the Consultant acknowledges to have no general authority to enter into contracts on behalf of the Company and the Consultant covenants only to act in respect of the contractual matters in accordance with specific instructions provided by the Company.

11.	Insofar as the Consultant will be engaged as an independent contractor, the Company will not withhold any amounts to cover provincial or federal taxes, UIC, CPP or similar items. Nor will the Company provide any medical, dental, pension or other benefits.

12.	This Agreement may be terminated:

	(a)	By either party upon six (6) months notice;

	(b)	At any time by the Company without prior notice if the Consultant:

		i)	commits a material breach of a provision of this Agreement;

		ii)	is unable or unwilling to perform the duties under this Agreement;

		iii)	commits fraud or serious neglect or misconduct in the performance of the Services; or

		iv)	becomes bankrupt or makes any arrangement or compromise with its creditors;

	(c)	By the Consultant upon written notice within sixty (60) days after an acquisition or other transaction that results in another corporation, business entity or person gaining more than fifty (50%) of the issued capital (having rights under all circumstances) of the Company (hereinafter referred to as a "Change in Control"). In the event of termination of this agreement due to a Change of Control, the consultant will be entitled to receive an amount equal to one (1) year of the Annual Fee and all Stock Options become fully vested.

13.	The Consultant shall not, except as authorized or required by the Services, reveal or divulge to any unauthorized person or companies, without the prior written consent of the Company, any information (the "Confidential Information") which is non-public, confidential or proprietary in nature relating to the Company or the Company's Business including without limitation business plans, financial data, products, past, current and prospective customers of the Company, transactions or other affairs of the Company and analyses, compilations, forecasts, documentation, software, know-how, technical information, graphic designs, ideas and trade secrets, in oral, written, electronic or any other form. The Consultant shall not use nor attempt to use any Confidential Information in any manner which may injure or cause loss either directly or indirectly to the Company's Business or may be likely so to do. This restriction shall continue to apply after the termination of this Agreement, but shall cease to apply to information or knowledge, which may come into the public domain other than as a result of disclosure by the Consultant. Confidential Information includes information saved in digital or analog form, and in electronic and magnetic mediums and pictures saved on film, on tape or electronically.

Nothing herein will prevent the Consultant from disclosing, using or reproducing any Confidential Information:

	(a)	Which is or becomes public knowledge other than through acts or omissions attributed to the Consultant;

	(b)	Which was known to the Consultant before its disclosure to the Consultant by the Company;

	(c)	Which is independently obtained by the Consultant from a source which, to the Consultant's knowledge, was not then prohibited from disclosing such information to the Consultant under any legal, contractual or fiduciary obligation to the Company:

	(d)	Which is required to be disclosed by applicable law, regulation or legal process; or

	(e)	To the extent approved by the Company in writing.

14.	The Consultant agrees that in the event of a breach or threatened breach by the Consultant of any of the provisions of this Agreement, the Company, in addition to and not in limitation of any other rights, remedies or damages available to the Company at law or in equity, shall be entitled to an injunction in order to prevent or to restrain any breach by the Consultant, or by any or all of the Consultant's partners, co-ventures, employers, employees, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of, or with the Consultant.

15.	The Consultant agrees that during the term of this Agreement and for a period commencing on the date this Agreement is terminated (the "Termination Date"), for any reason, and ending six (6) months after the Termination Date, and unless the Consultant has obtained the prior written consent of the Company:

	(a)	The Consultant shall not, except with the written consent of the Company, directly or indirectly, either as an individual or as a partner or joint venture or as an employee, principal, consultant, agent, shareholder, officer, director, or salesperson for any person, firm, association, organization, syndicate, company or corporation, or in any other manner carry on, be engaged in, concerned with, interested in, advise, lend money to, guarantee the debts or obligations of, permit their name or any part of it to be used or employed by any person, business, firm, association, syndicate, company, organization or corporation concerned with or engaged or interested in a business which is the same as, or competitive with, the Company's Business anywhere in the states of Arizona or California any other state or province in North America where the Company carries on business;

	(b)	Notwithstanding the provisions contained in paragraph 11(a), the Consultant shall be entitled, for investment purposes, to purchase and trade shares of a public company which are listed and posted for trading on a recognized stock exchange and the business of which public company may be in competition with the Company's Business, provided that the Consultant shall not, without the written permission of the Company, directly or indirectly own more than ten (10%) of the issued share capital of the public company, or participate in its management or operation or in any advisory capacity.

16.	The Consultant acknowledges and agrees that the foregoing time and geographic limits are reasonable and properly required for the adequate protection of the Company's Business, and in the event that any time or geographic limitation set out in the Agreement is deemed to be unreasonable by a court of competent jurisdiction, the Consultant agrees and submits to the reduction of the time or geographic limitation to a period or area as the court shall deem to be reasonable.

17.	The Consultant acknowledges that all items of any and every nature or kind created, including but not limited to any and all data generated, acquired, or created by the Consultant in performance of the Services for the Company or its subsidiaries, or furnished by the Company or its subsidiaries to the Consultant, and all equipment, books, records, reports, files, diskettes, manuals, literature, Confidential Information (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) provided by the Company or any other materials, shall remain and be considered the exclusive property of the Company at all times and shall be surrendered to the Company in good condition, promptly at the request of the Company or its subsidiaries, or in the absence of a request, upon the termination of this Agreement.

18.	The Consultant acknowledges that the Company is a reporting issuer and that this Agreement may be subject to regulatory approval.

19.

Any notice required or permitted to be given by either party to the other shall be in writing and shall be delivered personally, sent by registered mail, postage prepaid, or sent by facsimile to the party to whom notice is to be given at the address below or at such other address designated by that party in writing:

Western Wind Energy Corp.	TCC Consulting Ltd.
Suite 1326	3770 West 50th Avenue
885 West Georgia Street	Vancouver, British Columbia V6N 3V5
Vancouver, British Columbia	Facsimile: 604.224.3521
V6C 3E8
Facsimile: 604.685.9441

Any notice shall be deemed to have been given on the day on which it was delivered or faxed, or if mailed, shall be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there shall be a postal strike, slow down or other labour dispute which may affect the delivery of such notice through the mail between the time of mailing and the actual receipt of the notice, then such notice shall only be effective if actually delivered. Either party may give notice of any change of its respective address and, in such event, the address of such party shall be deemed to be changed accordingly.

20.

The Consultant acknowledges being advised to obtain and having received such independent legal, accounting and tax advice from professional advisors as determined necessary or advisable to enter into this Agreement.

21.	This Agreement is to be construed and governed in accordance with the laws of the province of British Columbia and the laws of Canada applicable herein.

22.	Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

23.	Time is of the essence of this Agreement.

24.	This Agreement may not be assigned by either party without the prior written consent of the other.

25.	This Agreement shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of each of the parties hereto.

IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto as of the date first above written.

The Common Seal of	)
Western Wind Energy Corp.	)
was hereunto affixed in the presence of:	)
)
/s/signed	)	c/s
Authorized Signatory	)
)
)
)
Authorized Signatory

Signed by	)
TCC Consulting Ltd.	)
)
/s/signed	)
Authorized Signatory	)